                             CONFIDENTIAL TREATMENT

        The attached agreement constitutes Exhibit 10.18 to the Annual Report on Form 10-K for SkyWest, Inc. for the period ended March 31, 1996. The Registrant has requested CONFIDENTIAL TREATMENT for portions of this Exhibit pursuant to Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended. The Registrant seeks an exemption from the Freedom of Information Act based on 17 C.F.R. section 200.80(b)(4).

                      MARKETING AND CODE SHARING AGREEMENT

        This Agreement is made this 24th day of October, 1995, by and between CONTINENTAL AIRLINES, INC. ("CAL"), a Delaware corporation, and SKYWEST AIRLINES, INC. ("SWA"), a Delaware corporation.

                                    Recitals

        CAL and SWA are each certificated air carriers providing air transportation services in their respective areas of operation.

        CAL and SWA desire to engage in joint marketing activities designed to increase the flow of air passenger traffic on aircraft operated by both parties.

        CAL and SWA desire to cooperate in the coordination of schedules by allowing SWA to market its flight operations under the CO* designator.

        NOW, THEREFORE, in consideration of the premises and the mutual promises herein contained, CAL and SWA hereby agree as follows:

        1. SCHEDULES TO BE OPERATED. To the extent permitted by applicable laws, and as mutually agreed, (i) SWA operated flights to and from Los Angeles International Airport ("LAX") that connect with a CAL operated flight, at LAX, to or from Cleveland Hopkins International Airport, Newark International Airport, Honolulu International Airport, Houston Intercontinental Airport, New Orleans International Airport, San Antonio International Airport, any airports served by CAL or Continental Express, Inc. from the above mentioned airports, and any other mutually agreed to airports and (ii) SWA operated flights that connect with another SWA operated flight at LAX, will be marketed under not only SWA's or another airline's designator code, but also under CAL's "CO*" designator code. Exhibit A hereto sets forth the flight segments operated by SWA that, when connecting at LAX with a flight operated by CAL or SWA, will utilize the CO* designator code (the "CO* Flights") at the commencement of this Agreement. The parties shall meet together every six months that this Agreement is in effect to discuss the appropriateness of expanding or contracting the list of city pairs on Exhibit A. Flights covering an origin and destination market that is created by a CO* Flight connecting at LAX to a flight operated by CAL (or vice versa) are hereinafter referred to as "Through Flights." Except as expressly set forth herein, neither party shall have any obligation to extend CO* Flights to other routes or to maintain operations on any routes and no such obligation can be created by any oral statements or representations or course of dealing by a party, but only by an express written agreement. For purposes of this Agreement, a CAL operated flight does not include flights operated by carriers other than CAL utilizing the CO* designator code, other than those flights operated by Continental Express, Inc. or Continental Micronesia, Inc.

        2.      CODE SHARING LICENSE.

                (a) Grant of License. Subject to the terms and conditions of this Agreement, CAL hereby grants to SWA a nonexclusive, nontransferable, revocable license to use the CO* designator code on all of its flights operated as CO* Flights.

                (b) Control of CO* Flights. SWA shall have sole responsibility for and control over, and CAL shall have no responsibility for, control over or obligations or duties with respect to, each and every aspect of SWA's operations including, without limitation, scheduling (except as provided in Section 13 hereof), pricing (except as provided in Section 14 hereof), planning of flight itineraries and routings, reservations, reservations control/yield management, dispatch, fueling, weight and balance, flight release, maintenance, and flight operations and compliance with applicable rules and regulations.

        3. CONFIDENTIAL INFORMATION. Neither SWA nor CAL shall disclose the terms of this Agreement or any proprietary information with respect to the other obtained as a result of this Agreement, either during the term hereof or thereafter except as may be required by law or by any order of a court or administrative agency, and then on ten days' notice to the other. The parties hereto recognize that, in the course of the performance of each of the provisions hereof, each party may be given and may have access to confidential and proprietary information of the other party, including proposed schedule and fare changes, statistical data regarding loads and fares, sales and promotional programs and other operating and competitive information ("Confidential Information"). Each party shall preserve, and shall ensure that each of its officers, agents, consultants and employees who receive Confidential Information preserve, the confidentiality of the other party's Confidential Information.

        4. QUALITY OF SERVICE. SWA shall perform its service in a timely, expert and quality manner, in accordance with the standards of customer service reasonably established by CAL. Without limitation, SWA shall maintain its aircraft in an airworthy, clean, attractive and comfortable condition and strive to maintain a completion factor of at least 98% (without considering delays caused by air traffic control or weather). SWA will, in conducting CO* Flight operations, employ prudent safety and loss prevention policies.

        5. AUDIT. CAL shall have the right, at its own cost, to inspect, review, and observe SWA's operations of CO* Flights, and/or to conduct a full safety and/or service audit of SWA's operations, manuals and procedures reasonably related to CO* Flights, at such intervals as CAL shall reasonably request. In the exercise of such right, CAL does not undertake any responsibility for the performance of SWA's operations. CAL shall coordinate its safety and service audits with SWA so as to avoid disruptions of SWA's operations. Any safety audit may include, without limitation, maintenance and operation procedures, crew planning, reservations, passenger and baggage handling, customer service, personnel records, spare parts, inventory records, training records and manuals, flight, flight training and operational personnel records. Each party shall have the right, upon reasonable notice, at its expense and no more than once during a six month period, to inspect and audit the financial books and records of the other party as they relate to this Agreement. Such financial audit may be conducted by the auditing party's officers, employees or third party advisors and the party being audited will reasonably cooperate with such individuals in the performance of the audit.

        6. SALES AND MARKETING PROGRAMS. The parties will work to develop mutually agreeable joint sales and marketing programs to help promote the code share relationship and increase revenues from same. The parties will conduct quarterly joint sales and marketing meetings to discuss possible sales and marketing programs and strategies. SWA will participate in CAL's frequent flyer program, OnePass, in accordance with the terms and conditions of a separate agreement entered into by the parties hereto, and attached hereto as Exhibit B.

        SWA shall have a nonexclusive, nontransferable, revocable license to use the CAL Service Marks (as defined below) in its marketing programs for the purpose of promoting CO* Flights. All advertising programs using any CAL Service Marks shall be subject to CAL's prior approval. In general, SWA's use of the CAL Service Marks shall do no more than identify the code share relationship between CAL and SWA, and advertise that schedules are coordinated to provide convenient connections. Any marketing program, advertising brochures, schedules, signs or information disseminated to the public or intended to be disseminated to the public ("Advertising Material") shall reflect that CAL and SWA are operated separately and shall comply with any DOT policy on airline designator code sharing.

        SWA is specifically prohibited from using any of the CAL Service Marks on its aircraft or other equipment, on its stationary, or elsewhere unless SWA has received prior specific authorization in writing from CAL. SWA hereby acknowledges CAL's exclusive ownership of the CAL Service Marks and agrees that it will not do anything that would infringe, abridge or adversely affect, impair or reduce the value or validity of the CAL Service Marks. In no event shall SWA allow the use of any CAL Service Marks in marketing, selling, promoting or otherwise identifying or referencing any flight which is not a CO* Flight.

        SWA hereby grants to CAL a nonexclusive, nontransferable, revocable license to use the name SkyWest Airlines and any other SWA Service Marks in CAL's marketing programs, for the purpose of promoting the CO* Flights.

        As used herein the term "Service Marks" shall include, without limitation: (i) with respect to CAL: "Continental", the "CO" and "CO*" designator codes, and "OnePass", and (ii) with respect to SWA: "SkyWest" and various trademarks, service marks and logos used by it, but not including its designator code.

        7. PUBLIC RELATIONS. In the event of any irregularity in CO* Flights' operations, including, without limitation, any event causing damage to persons or property, SWA shall identify itself as being operated independently of CAL, and as being solely responsible for its operations. SWA may state that it holds a code sharing license from CAL and that it obtains certain services from CAL if third parties inquire as to such relationship.

        8. IRREGULARITIES IN OPERATIONS. SWA shall promptly notify CAL of all irregularities involving a CO* Flight which result in any damage to persons or property as soon as such information is available and shall furnish to CAL as much detail as practicable.

9. REPORTING OBLIGATION.

        (a) Changes of Service. Each party shall give the other party 60 days' advance written notice (or notice as far in advance as possible if 60 days is impracticable) of any intended (i) changes to its operating specifications, or
(ii) material changes to the manner of conducting its business or the nature of its product. In the event any such change materially affects the value or risk to the other party of this Code Sharing Agreement in the other party's reasonable judgment, the other party shall be entitled to terminate this agreement if the change is implemented. In addition, each party will give the other party 60 days' advance written notice (or notice as far in advance as possible if 60 days is impracticable) prior to making a schedule change that affects a Through Flight.

        (b) Correspondence from Government Authorities. SWA shall immediately provide CAL copies of any correspondence received from any government authority which, with respect to CO* Flights, references (i) any alleged noncompliance with rules or regulations affecting air transportation, or (ii) any investigation of SWA performed or proposed by any government authority, including, without limitation, any communication issued by a government authority concerning the airworthiness of SWA's aircraft, the compliance of SWA's personnel with required operational or training procedures or any other matter relating to the safe operation of SWA aircraft.

        (c) Notice of Complaints. SWA shall monthly furnish CAL a summary of complaints, notices of violation, requests to cease activity or similar correspondence which reasonably relate to CO* Flights and which are received by SWA from passengers, any government authority, or other parties. SWA shall comply with CAL's reasonable requests for actual copies of any such documents.

        (d) Operations. SWA shall provide CAL monthly written reports containing the following data for the CO* Flights:

                (i) the total number of scheduled, actual and canceled departures for the month, by flight and city pair;

                (ii) the load factor and the total number of revenue passengers and (separately) non-revenue passengers boarded, by flight number and city pair and separated by passengers connected to CAL and passengers carried locally; and

                (iii) completion and on-time performance data by system and market.

10. FLIGHT DISPLAY.

        (a) All Through Flights will be included in the availability and fare displays of all computerized reservations systems in which CAL and SWA participate, the Official Airline Guide (to the extent agreed upon) and CAL's and SWA's internal reservation systems under the CAL designator code (CO or CO*) as well as, with respect to the CO* Flights, SWA's designator code, to the extent possible. CAL and SWA will take the appropriate measures necessary to ensure the display of Through Flights in accordance with the preceding sentence.

        (b) CAL and SWA will disclose and identify the CO* Flights utilizing the CO* designator code to the public as actually being flights of and operated by the operating party, in at least the following ways:

            (i) a symbol will be used in timetables and computer reservation system indicating that CO* Flights are actually operated by SWA;

            (ii) to the extent reasonable, messages on airport flight information displays will identify the operator of flights shown as CO* Flights;

            (iii) CAL and SWA advertising concerning CO* Flights and CAL and SWA reservationists will disclose the operator of each flight; and


            (iv)  in any other manner prescribed by law.

11. TERMS AND CONDITIONS OF CARRIAGE AND CLAIMS PROCEDURES.

        (a) In all cases, the contract of carriage between a passenger and a carrier on a Through Flight will be that of the party that operates the flight.

        (b) The parties will use existing IATA procedures when handling and settling claims made by customers in connection with Through Flights.

12. IRREGULARITY HANDLING.

        (a) In the event of flight delays, cancellations or other schedule irregularities that affect CO* Flights, SWA will inform CAL of a pertinent information concerning an irregularity for customer information purposes.

        (b) The parties agree that they will cooperate in all available ways to accommodate passengers experiencing flight irregularities in connection with a Through Flight and that neither will forbear from providing such assistance because the other may have been responsible for the flight irregularity. In the event of a flight irregularity, the party causing or experiencing the irregularity shall bear all related costs associated with accommodating the passengers who have been delayed. The parties will review existing procedures for accommodating interline passengers with respect to flight irregularities and oversales to determine their adequacy for the purposes of this Agreement and will make such adjustments in existing procedures as they find necessary or appropriate.

13. AIRPORT OPERATIONAL ASSISTANCE. The parties intend to work to establish a seamless connection for passengers connecting from a CO* Flight to a flight operated by CAL (or vice versa) while traveling on a Through Flight. CAL and SWA will cooperate to coordinate and maintain their schedules to minimize the waiting time and to maximize convenience of passengers who are connecting from a CAL to a SWA flight segment (or vice versa) on Through Flights. Each party will provide the other with the airport operational assistance that is required to assure schedule compatibility for Through Flights. The parties will use their respective reasonable efforts to align gates and ticket counter space where CO* Flights operate.

14. PRICING AND CAPACITY CONTROL OF SHARED CODE SEGMENTS.




                                CONFIDENTIAL INFORMATION
                                APPEARING HERE HAS BEEN
                                OMITTED AND FILED SEPARATELY
                                WITH THE COMMISSION.




15. REVENUE ALLOCATION.




                                CONFIDENTIAL INFORMATION
                                APPEARING HERE HAS BEEN
                                OMITTED AND FILED SEPARATELY
                                WITH THE COMMISSION.




16. TICKET HANDLING.

            (a) Passenger Ticket Stock and Accounting Procedures. CAL will provide SWA with CAL passenger ticket stock in accordance with the following procedures:

                (i) CAL will supply SWA with adequate supplies of all necessary passenger ticket forms, bag tags, boarding passes, validator plates and other documents and materials necessary to enable SWA to operate in a manner consistent with CAL procedures, upon request to the office designated by CAL from time to time. A receipt for all ticket forms delivered to SWA shall be signed by an appropriate representative of SWA, and SWA shall comply with CAL's procedures with respect to the control of, safeguarding of and accounting for ticket stock and validator plates. All tickets and other documents and materials supplied by CAL for use in connection with this Agreement shall be and remain the property of CAL and shall be held in trust for CAL by SWA and issued or otherwise utilized only as provided in this Agreement.

(ii) SWA shall be responsible for the safe and secure custody and care of all tickets and other documents and materials furnished by CAL. The tickets and other documents of CAL shall be secured in a manner satisfactory to CAL and consistent with any applicable LATA standards and specifications. Such tickets and documents and all records relating to them and to the sale of transportation on CAL shall at all times be made available for inspection by CAL or its designated representative.

(iii) All tickets shall be issued by SWA in accordance with the currently effective tariffs and contract of carriage applicable to the transportation being purchased and applicable trade manuals, all in accordance with appropriate instructions which may be issued form time to time by CAL.

(iv) All tickets shall be issued by SWA in numerical sequence and all must be accounted for at each reporting period. All tickets issued by SWA and all coupons of voided tickets shall be sent to the office or offices designated by CAL from time to time on the work day following issuance.

(v) All checks accepted for the sale of tickets on CAL ticket stock shall be payable to CAL and acceptance of checks shall conform to CAL's acceptance procedures. Any losses resulting from returned checks where SWA has failed to follow CAL's acceptance procedures, will be charged to SWA after CAL exhausts reasonable efforts to collect.

(vi) All tickets for payment other than cash or check shall be supported by such documents as shall be specified by CAL.

(vii) SWA shall assume full liability for and agrees to defend, indemnify and hold CAL harmless from and against any and all claims, demands, liability, expenses, losses, costs or damages whatsoever in any manner arising out of or attributed to SWA's possession, issuance, loss, misapplication, theft, or forgery of tickets, other travel documents, or supplies furnished by CAL to SWA including but not limited to lost ticket forms, bag tags, boarding passes or other documents and errors in ticket issuance. In the event SWA loses or has stolen any ticket, fails to return tickets or other documents to CAL upon demand, fails to remit pursuant to this Agreement the monies to which CAL is entitled from the sale of any such ticket or document, or fails to account properly for any such tickets or document, SWA shall be liable to CAL for the agreed value of any such ticket or document, which is agreed to be the actual damages or loss sustained by CAL from usage of any such ticket or document, as measured by the then current, non-discounted retail price of the transportation or other service obtained with the ticket or document or, if such value cannot be determined, $2,000.00 U.S. per ticket.

(viii) SWA may accept all credit cards honored by CAL and is appointed CAL's agent for such purpose, provided:

        1. SWA observes the floor limits for each credit card set by the issuer of the credit card ("Card Issuer") as amended by the Card Issuer from time to time;

        2. SWA accepts each credit card within the terms of the contracts between CAL and Card Issuer;

        3. SWA complies with Part 374 of DOT's Economic Regulations;

        4. SWA does not accept blacklisted cards;

        5. SWA shall reimburse CAL for any losses incurred by CAL as a result of Contractor's failure to observe the terms of this section or of the contracts between CAL and the Card Issuer;

        6. SWA complies with all of CAL's procedures; and

        7. SWA shall reimburse CAL for all charge backs, returns and other charges attributable to or arising from SWA's acceptance of credit cards, unless either (i) CAL has realized an offsetting credit (including through the return and cancellation of a previously issued ticket) or (ii) such charge back, return or other charge resulted from the gross negligence, recklessness, or willful misconduct of CAL.

(ix) SWA shall reimburse CAL for any credit card fees, commissions, discounts, etc., paid by CAL or deducted from payments made to CAL with respect to sales of tickets for travel on SWA, and for any bad debt expense realized by CAL with respect to tickets sold by SWA.

(x) SWA shall prepare and furnish to CAL all written reports, accounts, and documentation with regard to ticket handling that CAL may require daily or at such lesser frequency as CAL may prescribe, at its sole discretion, from time to time during the life of this Agreement. SWA will comply with all reasonable procedures specified by CAL with regard to ticket handling.

Within two business days after the termination of this Agreement for any reason, SWA will return to CAL all passenger ticket forms, bag tags, boarding passes and other documents provided to SWA by CAL pursuant to this Agreement.

                (b) Deposits. SWA shall deposit all funds, both cash and checks, realized from the sale of tickets on CAL ticket stock by it in CAL accounts maintained at depositories from time to time designated by CAL on or before the first banking day following receipt of such funds.

                (c) Delta Ticket Stock. SWA will be permitted to use Delta Airlines' ticket stock to ticket passengers for travel on Through Flights, with the understanding that CAL will suffer no adverse effects as a result of such use. SWA shall hold harmless and indemnify CAL from and against any such adverse effects resulting from such use of Delta Airlines' ticket stock. The parties will work together to minimize any such adverse effects.

                (d) Ticket Acceptance. For the term of this Agreement, CAL hereby authorizes SWA to accept flight coupons written for CO* Flights in accordance with any applicable restrictions. SWA shall not endorse or refund any such coupons without CAL's written consent, except in accordance with CAL's contract of carriage. In addition, SWA shall accept and is authorized to accept the coupons and certificates set forth on Exhibit C hereto in accordance with the terms and conditions applicable thereto.

        17. COMPLIANCE WITH LAWS AND REGULATIONS. CAL and SWA each represent, warrant, and agree that performance of its respective obligations under this Agreement shall be conducted and all of its personnel shall at all times meet, be in full compliance with an have all required licenses under any and all applicable statutes, orders, rules and regulations, and satisfy all applicable insurance requirements, whether in effect or hereafter promulgated of the United States National Transportation Safety Board, Department of Transportation or Federal Aviation Administration, Department of Defense or any country or territory with jurisdiction over the Through Flights.

        18. INDEPENDENT PARTIES.

                (a) Independent Contractors. It is expressly recognized and agreed that each party, in its performance and otherwise under this Agreement, is and shall be engaged and acting as an independent contractor and in its own independent and separate business; that each party shall retain complete and exclusive control over its staff and operations and the conduct of its business; and that each party shall bear and pay all expenses, costs, risks and responsibilities incurred by it in connection with its obligations under this Agreement. Neither CAL nor SWA nor any officer, employee, representative, or agent of CAL or SWA shall in any manner, directly or indirectly, expressly or by implication, be deemed to be, or make any representation or take any action which may give rise to the existence of, any employment, agent, partnership, of other like relationship as between CAL and SWA but each party's relationship as respects the other party in connection with this Agreement is and shall remain that of an independent contractor.

                (b) Status of Employees. The employees, agents and/or independent contractors of SWA shall be employees, agents, and independent contractors of SWA for all purposes, and under no circumstances shall be deemed to be employees, agents or independent contractors of CAL. The employees, agents and independent contractors of CAL shall be employees, agents and independent contractors of CAL for all purposes, and under no circumstances shall be deemed to be employees, agents or independent contractors of SWA. In its performance under this Agreement, each party shall act as an independent contractor and not as an agent for the other. CAL shall have no supervisory power or control over any employees, agents or independent contractors employed by SWA, and SWA shall have no supervisory power or control over any employees, agents and independent contractors employed by CAL.

        (c) Liability For Employee Costs. Each party, with respect to its own employees (hired directly or through a third party), accepts full and exclusive liability for the payment of worker's compensation and/or employer's liability (including insurance premiums where required by law) and for the payment of all taxes, contributions or other payments for unemployment compensation, vacations, or old age benefits, pensions and all other benefits now or hereafter imposed upon employers with respect to its employees by any government or agency thereof or any other party (whether measured by the wages, salaries, compensation or other remuneration paid to such employees or otherwise) and each party further agrees to make such payments and to make and file all reports and returns, and to do everything necessary to comply with the laws imposing such taxes, contributions or other payments.

19. INDEMNIFICATION AND INSURANCE.

        (a) Indemnification.

                (i) SWA hereby assumes liability for, and shall indemnify, defend, protect, save and hold harmless CAL, its officers, agents, and employees from and against any and all liabilities, claims, judgements, damages, and losses, including all costs, fees, and expenses incidental thereto, of every type and nature whatsoever, including without limitation those involving (i) death of or injury to any person including, but not limited to, SWA's officers, employees and agents,
        (ii) loss of, damage to, or destruction of any property whatsoever, including any loss of use thereof, and (iii) trademark, service mark or trade name infringement, provided that such liabilities, claims, judgements, damages or losses are caused by or arise out of (or are alleged to be caused by or arise out of) any alleged acts or omissions of SWA or its officers, employees, or agents which are in any way related to the services contemplated by this Agreement. CAL shall give SWA prompt notice of any claim made or suit instituted against CAL which, if successful, would result in indemnification of CAL hereunder, and CAL shall have the right to compromise or participate in the defense of same to the extent of its own interest.

                (ii) CAL hereby assumes liability for, and shall indemnify, defend, protect, save and hold harmless SWA, its officers, agents, and employees from and against any and all liabilities, claims, judgements, damages, and losses, including all costs, fees, and expenses incidental thereto, of every type and nature whatsoever, including without limitation those involving (i) death of or injury to any person including, but not limited to, CAL's officers, employees and agents, (ii) loss of, damage to, or destruction of any property whatsoever, including any loss of use thereof, and (iii) trademark, service mark or trade name infringement, provided that such liabilities, claims, judgements, damages or losses are caused by or arise out of (or are alleged to be caused by or arise out of any alleged acts or omissions of CAL or its officers, employees, or agents which are in any way related to the services contemplated by this Agreement. SWA shall give CAL prompt notice of any claim made or suit instituted against SWA which, if successful, would result in indemnification hereunder, and SWA shall have the right to compromise or participate in the defense of same to the extent of its own interest.

        (b) Insurance Coverage.


                CONFIDENTIAL INFORMATION
                APPEARING HERE HAS BEEN
                OMITTED AND FILED SEPARATELY
                WITH THE COMMISSION.


                (i) Subject to Section 19(b)(i) above, each party as appropriate shall cause the policies of insurance described in such Section
        19(b)(i) to be duly and properly endorsed by that party's insurance underwriters as follows:

                        1. as to the policies of insurance described in
                paragraphs (b)(i)1 and (b)(i)2 of Section 19:

                                (A) to provide that any waiver of rights of
                        subrogation against other parties by one party will not affect the coverage provided thereunder with respect to the other party; and

20.  TERM AND TERMINATION.

        (a) Term. The term of this Agreement shall commence on October 24, 1995 and shall continue for a period of two years, unless earlier terminated as provided herein, and shall continue thereafter until either party gives the other party notice of termination at least 90 days prior to the effective date of such termination. In no event shall termination or expiration pursuant to this Section 20(a) be effective unless such 90 days' notice is provided.

        (b) Termination as a Result of Changes of Law. In the event there is any change in treaties, statues or regulations of air transportation that materially affects the rights and/or obligations presently in force with respect to the air transportation services of CAL or SWA or both, relating to CO* Flights or the Through Flights, then the parties will consult, within 30 days after any of the occurrences described herein, in order to determine or seek mutual agreement as to what, if any changes to this Agreement are necessary or appropriate, including but not limited to the early termination and cancellation of this Agreement.

        (c)  Other Termination Rights.





                         CONFIDENTIAL INFORMATION
                         APPEARING HERE HAS BEEN
                         OMITTED AND FILED SEPARATELY
                         WITH THE COMMISSION.

                        CONFIDENTIAL INFORMATION
                        APPEARING HERE HAS BEEN
                        OMITTED AND FILED SEPARATELY
                        WITH THE COMMISSION.





        21.  BOOKING FEE.
                        CONFIDENTIAL INFORMATION
                        APPEARING HERE HAS BEEN
                        OMITTED AND FILED SEPARATELY
                        WITH THE COMMISSION.

        22. ENTIRE AGREEMENT, WAIVERS AND AMENDMENTS. This Agreement constitutes the entire understanding of the parties with respect to the subject matter hereof superseding all prior discussions and agreements, written or oral. This Agreement may not be amended, nor may any of its provisions be waived, except by writing signed by both parties. No delay on the part of either party in exercising any right power or privilege hereunder shall operate as a waiver hereof, nor shall any waiver operate as a continuing waiver of any right, power or privilege.

        23. NOTICES. All notices given hereunder shall be in writing delivered by hand, certified mail, telex, or telecopy to the parties at the following addresses:

If to CAL:

     Continental Airlines, Inc.                     Telephone No.: 713-834-2966
     2929 Allen Parkway                             Telecopier No.: 713-520-6329
     Houston, Texas 77019
     Attention: Vice President Alliance Development

With copy to:

     Continental Airlines, Inc.                     Telephone No.: 713-834-2948
     2929 Allen Parkway                             Telecopier No.: 713-520-6329
     Houston, Texas 77019
     Attention: Senior Vice President
                and General Counsel

If to SWA:

     SKYWEST AIRLINES, INC.                         Telephone No.:
                                                    Telecopier No.:

With copy to:

     SKYWEST AIRLINES, INC.                         Telephone No.:
                                                    Telecopier No.:

        24. SUCCESSORS AND ASSIGNS. Neither party may assign its rights or delegate its duties under this Agreement without the prior written consent of the other party, and any such purported assignment or delegation shall be void. This Agreement shall be binding on the lawful successors of each party.

        25. SEVERABILITY. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

        26. HEADINGS. The headings in this Agreement are for convenience of reference only and shall not define or limit any of the terms or provisions hereof.

        27. COUNTERPARTS. This Agreement may be executed in counterparts, all of which taken together shall constitute one agreement.

        28. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS WITHOUT REFERENCE TO PRINCIPLES OF CHOICE OR CONFLICTS OF LAW.

        29. EQUAL OPPORTUNITY. EEO clauses contained at 11 C.F.R. sections 60-1.4, 60-250.4 and 60-741.4 are hereby incorporated by reference. Each party shall comply with all equal opportunity laws and regulations which apply to or must be satisfied by that party as a result of this Agreement.

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.


CONTINENTAL AIRLINES, INC.      SKYWEST AIRLINES, INC.


By: /s/                          By:  /s/
    _________________________         __________________________

Title: VP Alliance Operations    Title: Executive V.P. - Chief Operating Officer
       ----------------------           ----------------------------------------

                                   EXHIBIT A


                                  CO* Flights


                NONSTOP                         ONESTOP
                LAX - BFL                       LAX - BFL - SMF
                LAX - FAT                       LAX - ONT - FAT
                LAX - IPL                       LAX - SBA - SJC
                LAX - MRY                       LAX - SBP - SMF
                LAX - ONT                       LAX - SNA - MRY
                LAX - PSP                       LAX - SNA - PSP
                LAX - SAN
                LAX - SBA
                LAX - SBP
                LAX - SJC
                LAX - SMX
                LAX - SNA
                LAX - YUM

                                   EXHIBIT B


                          CONFIDENTIAL INFORMATION
                          APPEARING HERE HAS BEEN
                          OMITTED AND FILED SEPARATELY
                          WITH THE COMMISSION.

                                   SCHEDULE B


                          CONFIDENTIAL INFORMATION
                          APPEARING HERE HAS BEEN
                          OMITTED AND FILED SEPARATELY
                          WITH THE COMMISSION.

                                   SCHEDULE C


                          CONFIDENTIAL INFORMATION
                          APPEARING HERE HAS BEEN
                          OMITTED AND FILED SEPARATELY
                          WITH THE COMMISSION.

                                   EXHIBIT C


                          CONFIDENTIAL INFORMATION
                          APPEARING HERE HAS BEEN
                          OMITTED AND FILED SEPARATELY
                          WITH THE COMMISSION.

                           SPECIAL PRORATE AGREEMENT
                                    BETWEEN
                              CONTINENTAL AIRLINES
                                      AND
                                SKYWEST AIRLINES


                          CONFIDENTIAL INFORMATION
                          APPEARING HERE HAS BEEN
                          OMITTED AND FILED SEPARATELY
                          WITH THE COMMISSION.

                                  ATTACHMENT A


                            CONFIDENTIAL INFORMATION
                            APPEARING HERE HAS BEEN
                            OMITTED AND FILED
                            SEPARATELY WITH THE
                            COMMISSION.

                                  ATTACHMENT B


                            CONFIDENTIAL INFORMATION
                            APPEARING HERE HAS BEEN
                            OMITTED AND FILED
                            SEPARATELY WITH THE
                            COMMISSION.

SUMMARY FINANCIAL AND OPERATING DATA

                                                            Year ended March 31,
                                      ------------------------------------------------------------------
                                          1996          1995          1994          1993         1992
                                      ------------------------------------------------------------------

Operating revenues (000)              $  251,734    $  225,398    $  187,993    $  146,800    $  125,310
Operating income (000)                $    5,710    $   20,341    $   24,680    $   11,465    $    3,802
Net income (000)                      $    4,366    $   13,701    $   14,396    $    6,704    $    1,986
Weighted average shares (000)         $   10,284    $   11,112    $    9,883    $    7,927    $    7,823
Net income per common share           $      .42    $     1.23    $     1.46    $      .85    $      .25

Total assets (000)                    $  227,550    $  188,182    $  184,017    $   86,945    $   72,383
Current assets (000)                  $   76,462    $   71,642    $   87,088    $   28,243    $   24,330
Current liabilities (000)             $   43,644    $   25,603    $   20,473    $   15,909    $   13,012
Long-term debt (000)                  $   53,736    $   29,553    $   26,647    $   18,391    $   13,753
Stockholders' equity (000)            $  115,800    $  117,684    $  122,788    $   42,766    $   35,310
Return on average equity                     3.7%         11.1%         17.4%         17.2%          5.8%

Passengers carried                     2,340,366     2,073,885     1,730,993     1,523,384      1,317,693
Revenue passenger miles (000)            617,136       488,901       345,414       294,276        250,615
Available seat miles (000)             1,254,334       976,095       727,059       669,724        604,633
Load factor                                 49.2%         50.1%         47.5%         43.9%          41.4%
Break-even loan factor                      48.4%         45.5%         41.2%         41.1%          40.8%
Yield revenue per passenger mile      $     .332     $    .363    $     .439    $     .450     $     .455
Cost per available seat mile          $     .166     $    .171    $     .188    $     .191     $     .192
Average passenger trip length                264           236           200           193            190
Number of aircraft at end of year             63            60            55            50             50

QUARTERLY FINANCIAL AND STOCK PRICE DATA

                                                               Fiscal Year 1996
                                      ------------------------------------------------------------------
                                          FIRST        SECOND        THIRD         FOURTH        YEAR
                                      ------------------------------------------------------------------

Operating revenues (000)              $   60,381     $  69,175    $   58,991    $   63,187      $ 251,734
Operating income (loss) (000)         $    4,799     $   6,565    $   (1,668)   $   (3,986)     $   5,710
Net income (loss) (000)               $    3,089     $   4,109    $     (682)   $   (2,150)     $   4,366
Net income (loss) per common share    $      .30     $     .40    $     (.07)   $     (.21)     $     .42
Stock price data:       High          $    23.50     $   25.38    $    19.75    $    14.75      $   25.38
                        Low           $    14.13     $   17.00    $    12.88    $    12.38      $   12.38

                                                              Fiscal Year 1995
                                      ------------------------------------------------------------------
                                          FIRST        SECOND        THIRD         FOURTH        YEAR
                                      ------------------------------------------------------------------

Operating revenues (000)              $   58,871     $  65,551    $   51,448    $   49,528     $ 225,398
Operating income (loss) (000)         $    8,448     $  10,954    $    1,618    $     (679)    $  20,341
Net income (000)                      $    5,367     $   6,857    $    1,422    $       55     $  13,701
Net income per common share           $      .47     $     .60    $      .13    $      .01     $    1.23
Stock price data:       High          $    40.25     $   29.75    $    22.50    $    15.75     $   40.25
                        Low           $    20.50     $   22.00    $    12.50    $    11.38     $   11.38


        As of April 30, 1996, there were 1,103 holders of common stock. Cash dividends of $.25 and $.28 per share of outstanding common stock were paid in fiscal years 1996 and 1995, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

        The following table sets forth information regarding the Company's operating cost components:

                                                                          Fiscal Year ended March 31,
                                  --------------------------------------------------------------------------------------------------
                                               1996                             1995                             1994
                                  --------------------------------------------------------------------------------------------------
                                              Percent   Cents                  Percent   Cents                  Percent   Cents
                                                 of      per                     of       per                      of      per
                                   Amount     Revenue    ASM         Amount    Revenue    ASM         Amount     Revenue   ASM
- ------------------------------------------------------------------------------------------------------------------------------------
Salaries, wages and
  employee benefits               $ 56,005     26.5%     4.5 cents   $ 49,684   27,0%    5.1 cents   $ 44,725    28.4%     6.2 cents

Aircraft costs                      43,009     20.3      3.5           35,355   19.2     3.6           25,672    16.3      3.5

Maintenance                         20,779      9.8      1.6           18,350   10.0     1.9           15,336     9.8      2.1

Fuel                                23,084     10.9      1.8           16,625    9.0     1.7           13,094     8.3      1.8

Other                               56,794     26.9      4.5           45,742   24.9     4.7           35,684    22.7      4.9

Interest                             2,160      1.0       .2            1,086    0.6     0.1            1,816     1.2      0.3

Fleet restructuring and
  transition                         6,247      3.0       .5               --     --      --               --      --       --
                                  --------     ----      ---         --------   ----     ----        --------    ----     ----
Total airline expense              208,078     98.4      16.6 cents   166,842   90.7     17.1 cents   136,347    86.7     18.8 cents
                                  --------     ----      ----        --------   ----     ----        --------    ----     ----
Non-airline expenses                40,109     99.7                    39,315   94.4                   28,944    94.0
                                  --------     ----                  --------   ----                 --------    ----
Total operating expenses
  and interest                    $248,187     98.6%                 $206,157   91.4%                $165,291    87.9%
                                  --------     ----                  --------   ----                 --------    -----

        Airline operating costs are expressed as a percentage of total airline operating revenues. Non-airline expenses are expressed as a percentage of total non-airline revenues. Total operating expenses and interest are expressed as a percentage of total consolidated revenues.

FISCAL 1996 COMPARED TO FISCAL 1995

        The Company experienced continued growth in revenue passenger miles ("RPMs"), available seat miles ("ASMs") and passenger enplanements during fiscal 1996 compared to fiscal 1995. Consolidated operating revenues increased
11.7 percent to a record $251.7 million in fiscal 1996 compared to $225.4 million in fiscal 1995. Consolidated net income decreased to $4.4 million, or $.42 per share in fiscal 1996 compared to $13.7 million, or $1.23 per share in fiscal 1995. The fiscal 1996 results include a pretax fleet restructuring and transition expense of $6.2 million, or $.38 per share resulting from a fleet rationalization plan that required a restructuring of the Company's turboprop fleet. The $6.2 million fleet restructuring and transaction expense primarily represents crew related costs associated with the discontinuance of Metroliner aircraft operations as well as accelerated maintenance costs associated with the early termination of Metroliner leases. The amount consists of $2.5 million of costs incurred in fiscal 1996 and an accrual for $3.7 million of fiscal 1997 restructuring costs. The fleet rationalization plan will result in an all Brasilia turboprop fleet and will be completed by the end of fiscal 1997.

        Passenger revenues, which represented 81.5 percent of total operating revenues, increased 15.5 percent to $205.0 million in fiscal 1996 from $177.6 million in fiscal 1995. The increase is due to a 26.2 percent increase in RPMs offset by an 8.5 percent decrease in yield per RPM to $.332 in fiscal 1996 from $.363 in fiscal 1995. The increase in RPMs is due to the addition of four new Canadair Regional Jets and seven new Brasilia aircraft which replaced eight Metroliner aircraft as their leases expired or were terminated as part of the fleet rationalization program. These aircraft fleet additions and changes resulted in a 28.5 percent increase in ASMs. The growth in ASMs exceeded the growth in RPMs and resulted in a decrease in passenger load factor to 49.2 percent in fiscal 1996 from 50.1 percent in fiscal 1995. Although the passenger load factor was only down .9 points and in spite of a strong trend of growth in demand exceeding growth in capacity during the fourth quarter, passenger enplanements did not meet management's expectations during the first nine months due to the following factors: 1) growing reluctance of airline passengers to book flights on Metroliner aircraft which do not have cabin-class amenities, 2) the schedule restructuring by Delta Airlines, Inc. ("Delta") at the Los Angeles hub which reduced daily departures by 31 percent effective May 1, 1995, thereby reducing the Company's connection opportunities, 3) the impact of indirect competition from low-fare carriers and 4) a continuing reluctance of travel agents to book passengers on the Delta system after Delta instigated commission caps last spring as well as commission overrides being offered by the Company's competitors.

        Yield per revenue passenger mile decreased 8.5 percent to $.332 in fiscal 1996 compared to $.363 in fiscal 1995. The decrease is due to an 11.9 percent increase in the average passenger trip length resulting from growing regional jet operations. The 8.5 percent decrease coupled with a lower passenger load factor resulted in a decrease in revenue per ASM to $1.69 in fiscal 1996, compared to $1.88 in fiscal 1995.

        Non-airline revenues, which consist of operations of Scenic Airlines, Inc. and National Parks Transportation, Inc. decreased 3.3 percent to $40.3 million in fiscal 1996 from $41.6 million in fiscal 1995. Non-airline net income decreased to $.4 million in fiscal 1996, from $1.6 million in fiscal 1995. The decreases are due to the following factors: 1) a 13 percent decrease in the overall tourist traffic Grand Canyon/Las Vegas market; 2) the impact of new low-fare competition and 3) the Company's difficulty in differentiating its premium touring packages from low price transportation alternatives.

        Total airline operating expenses and interest were 98.4 percent of total airline operating revenues in fiscal 1996 compared to 90.7 percent in fiscal 1995. This percentage increase is due to passenger enplanements not meeting expectations which resulted in passenger revenues falling short of internal plans as well as the airline incurring a one-time fleet restructuring and transition expense. Exclusive of the one-time fleet restructuring and transition expense, total airline operating expense increased only 21.0 percent for fiscal 1996 over fiscal 1995 airline operating expenses while ASMs increased 28.5 percent. Due to the continuing fleet rationalization program, management has continued to reduce airline operating costs per ASM. Airline operating costs per ASM decreased to 16.6 cents in fiscal 1996 from 17.1 cents in fiscal 1995. Exclusive of the one-time fleet restructuring and transition expense, airline operating costs per ASM would have been 16.1 cents for fiscal 1996.

        Salaries, wages and employee benefits decreased as a percentage of airline operating revenues to 26.5 percent in fiscal 1996 from 27.0 percent in fiscal 1995. The decrease is primarily due to lower employee incentive payments resulting from the decrease in profitability for fiscal 1996 compared to fiscal 1995. The average number of full-time equivalent employees was 1,753 for 1996 compared to 1,760 for fiscal 1995. Salaries, wages and employee benefits per ASM decreased to 4.5 cents in fiscal 1996 from 5.1 cents in fiscal 1995.

        Aircraft costs, including aircraft rent and depreciation, increased as a percentage of airline operating revenues to 20.3 percent in fiscal 1996 from
19.2 percent in fiscal 1995. This percentage increased as a result of the utilization of additional Brasilia and regional jet aircraft as well as passenger traffic falling short of management's expectation resulting in lower operating revenues. Aircraft costs per ASM decreased slightly to 3.5 cents in fiscal 1996 from 3.6 cents in fiscal 1995.

        Maintenance expense decreased slightly as a percentage of airline operating revenues to 9.8 percent in fiscal 1996 from 10.0 percent in fiscal 1995. Maintenance cost per ASM decreased to 1.6 cents in fiscal 1996 from 1.9 cents in fiscal 1995 due to the increased ASMs generated from operations.

        Fuel costs increased as a percentage of airline operating revenues to
10.9 percent in fiscal 1996 compared to 9.0 percent in fiscal 1995. The increase is primarily due to an increase in the average fuel price per gallon to $.80 in fiscal 1996 from $.74 in fiscal 1995. As a result, fuel costs per ASM increased slightly to 1.8 cents in fiscal 1996 from 1.7 cents in fiscal 1995.

        Other expenses, which consist primarily of commissions, landing fees, station rents, computer reservation systems and hull and liability insurance, increased as a percentage of airline operating revenues to 26.9 percent in fiscal 1996 compared to 24.9 in fiscal 1995. The increase is due primarily to significant rate increases in customer reservation system booking fees. In addition, the Company has experienced rate increases in landing fees and general passenger handling charges. Interest expense increased as a percentage of airline operating revenues to 1.0 percent in fiscal 1996 from .6 percent in fiscal 1995. The increase is due to an increase in debt financings of new Brasilia aircraft.

        Non-airline expenses increased 2.0 percent to $40.1 million for fiscal 1996 compared to $39.3 million for fiscal 1995. These expenses remained relatively constant as no major operational changes were made.

FISCAL 1995 COMPARED TO FISCAL 1994

        The Company reported a record number of passenger enplanements and consolidated operating revenues of $225.4 million in fiscal 1995 compared to $188.0 million in fiscal 1994. Consolidated net income was $13.7 million, or $1.23 per share in fiscal 1995 compared to $14.4 million, or $1.46 per share in fiscal 1994. The decrease was due to slower traffic growth resulting from negative publicity regarding the safety of regional airlines as well as the continued discount fare environment in which the Company operates.

        Passenger revenues, which represented 78.8 percent of total operating revenues, increased 17.1 percent to $177.6 million in fiscal 1995 from $151.7 million in fiscal 1994. This increase was due primarily to a 41.5 percent increase in RPMs offset by a 17.3 percent decrease in yield per RPM to $.363 in fiscal 1995 from $.439 in fiscal 1994. The increase in RPMs was due to the introduction of six new Canadair Regional Jets. These jets were being utilized in new service points consisting of Rapid City and Sioux Falls, South Dakota; Eugene, Oregon; Casper, Wyoming; and Burbank, California. With the exception of Eugene, these markets were previously served by Delta and represent markets where Delta successfully transitioned service entirely to the Delta Connection program. The Company was also utilizing these Regional Jets in the Boise, Idaho and Butte, Montana markets where service was upgraded from Brasalia aircraft.

        During the first seven months of fiscal 1995, the Company continued a positive trend of RPM growth outpacing ASM growth. October 1994 was the 37th out of the previous 38 months that growth in demand exceeded growth in capacity which generated higher passenger load factors. Beginning in October 1994 and continuing through the end of 1995, the Company experienced several factors which negatively affected traffic. First, negative publicity regarding the safety of regional airlines became an issue when other airlines experienced accidents. Second, the Company experienced greater exposure to indirect low-fare competition, primarily in the California corridor. Third, the Company experienced several challenges with equipment dispatch reliability when completion and on-time factors decreased to unacceptable levels. The Company also experience severe weather conditions at certain times, including the flooding in California, and had a Regional jet grounded.

        The 17.3 percent decrease in yield per RPM was primarily from the introduction of the Canadair Regional Jets where average passenger trip lengths were 425 miles. The remaining decrease was due to the Company experiencing indirect low-fare competition. In order to continue to migrate the impact of this competition, the Company continued to make refinements in the total revenue management system whereby seats were made available based on historical demand as well as future booking curves. To achieve the objective of maximizing revenue, the Company sought to be innovative in designing pricing strategies to optimize the relationship between yield per RPM and load factor.

        Subsequent to year end, the Company agreed to acquire ten more Brasilia aircraft. These additional aircraft will be used to replace Metroliners wherein the long-term operating leases will be terminated early. This transaction will result in an all Brasilia turboprop fleet by the end of fiscal 1997.

        On June 15, 1993, Aviation Services West, Inc. ("ASW") acquired from an entity then known as Scenic Airlines, Inc. ("Scenic Airlines") the flight tour operations of Scenic Airlines. Scenic Airlines provided flight tours on a scheduled basis between Las Vegas and the Grand Canyon using specially modified VistaLiner sight-seeing aircraft. Following the acquisition of Scenic Airlines, ASW changed its name to Scenic Airlines, Inc. and has continued the flight tour operations acquired from Scenic Airlines as well as the flight tour business conducted by ASW prior to the acquisition. Non-airline revenues, which consist of the operations of Scenic Airlines, Inc. and National Parks Transportation, Inc., increased 35.2 percent to $41.6 million in fiscal 1995 from $30.8 million in fiscal 1994. This increase was primarily due to having a full year of operations from the acquisition, previously mentioned. Non-airline net income increased 41.4 percent to $1.6 million in fiscal 1995 from $1.2 million in fiscal 1994.

        ASMs increased 34.3 percent in fiscal 1995 primarily due to Regional Jets being utilized for the full year as well as three additional Brasilia aircraft. The Company replaced two 19-passenger Metroliners as part of the Company's continuing transition to upgrade its fleet. Although passenger enplanements did not meet management's expectation, the Company still had RPM growth in excess of ASM growth causing passenger load factor to increase 50.1 percent in fiscal 1995 from 47.5 percent in fiscal 1994. As a result of passenger traffic not meeting expectations, in conjunction with the decrease in yield per RPM, the positive spread between actual and break-even load factor decreased to 4.6 points in fiscal 1995 compared to 6.3 points in fiscal 1994.

        As part of the continuing fleet transition, management has continued to reduce airline operating costs per ASM. Total airline operating expenses and interest were 90.7 percent of total airline operating revenues in fiscal 1995 compared to 86.7 percent in fiscal 1994. This percentage increase was due to passenger enplanements not meeting expectations which resulted in passenger revenues falling short of internal plans. Total airline operating costs increased only 22.4 percent for fiscal 1995 over fiscal 1994 airline operating costs on a 34.3 percent increase in ASMs. The Company has continued cost reduction measures with respect to most of its primary operating cost components. As a result, airline operating costs per ASM decreased to 17.1 cents in fiscal 1995 from 18.8 cents in fiscal 1994.

        Salaries, wages and employee benefits decreased as a percentage of airline operating revenues to 27.0 percent in fiscal 1995 from 28.4 percent in fiscal 1994. The decrease resulted primarily from the Company's efforts to provide an expanded level of service while at the same time creating operational efficiencies. The average number of employees was 1,760 for fiscal 1995 compared to 1,543 for fiscal 1994. The increase in employees was due to hiring additional pilots, flight attendants and customer service personnel for Regional Jet operations. Salaries, wages and employee benefits per ASM decreased to 5.1 cents in fiscal 1995 from 6.2 cents in fiscal 1994 due to the increased ASMs generated from Regional Jet operations.

        Aircraft costs, including aircraft rent and depreciation, increased as a percentage of airline operating revenues to 19.2 percent in fiscal 1995 from
16.3 percent in fiscal 1994. This percentage increased as a result of the passenger traffic falling short of management's expectations which created a revenue shortfall. Aircraft costs per ASM increased slightly to 3.6 cents in fiscal 1995 from 3.5 cents in fiscal 1994.

        Maintenance expense increases slightly as a percentage of airline operating revenues to 10.0 percent in fiscal 1995 from 9.8 percent in fiscal 1994. The slight increase was due to the use of the accrual method in accounting for jet engine overhauls which is somewhat offset by the utilization of more Brasilia aircraft which have increased time intervals between engine overhauls. Maintenance cost per ASM decreased to 1.9 cents in fiscal 1995 from
2.1 cents in fiscal 1994 due to the increased ASMs generated from Regional Jet operations.

        Fuel costs increased as a percentage of airline operating revenues to
9.0 percent in fiscal 1995 compared to 8.3 percent in fiscal 1994. The increase was due to a larger number of gallons used in operations, primarily from jet operations. The increase in usage was somewhat offset by a decrease in the average fuel price per gallon to $.74 in fiscal 1995 from $.78 in fiscal 1994. Fuel costs per ASM decreased to 1.7 cents in fiscal 1995 from 1.8 cents in fiscal 1994 due to the operation of additional Brasilia aircraft which are more fuel efficient, on a cost per ASM basis, than Metroliners and due to the increased ASMs generated from Regional Jet operations.

        Other expenses, which consist primarily of commissions, landing fees, station rents, computer reservation systems and hull and liability insurance increased as a percentage of airline operating revenues to 24.9 percent in fiscal 1995 compared to 22.7 in fiscal 1994. The increase was due primarily to significant rate increases in customer reservation systems booking fees. In addition, the Computer experienced rate increases in landing fees and general passenger handling charges. Interest expense decreased as a percentage of airline operating revenues to .6 percent in fiscal 1995 from 1.2 percent in fiscal 1994. The decrease was due to the Company reducing its effective interest rate on debt subsidized by the Federative Republic of Brazil.

        Interest income increased 164.4 percent in fiscal 1995 to $2.8 million compared to $1.1 million in fiscal 1994. The increase was the result of the Company having a larger average amount of cash and short-term investments throughout the year as well as from higher interest rates.

        Non-airline expenses increased 35.8 percent to $39.3 million for fiscal 1995 compared to $28.9 million for fiscal 1994. The increase was due to having a full year of operations from the acquisition consummated on June 15, 1993, consisting of flight tour operations between Las Vegas and the Grand Canyon. Additionally, the average number of employees was 300 for fiscal 1995 compared to 244 for fiscal 1994.

LIQUIDITY AND CAPITAL RESOURCES

        The Company had working capital of $32.8 million and a current ratio of 1.8:1 at March 31, 1996, compared to working capital of $46.0 million and a current ratio of 2.8:1 at March 31, 1995. The principal sources of funds during fiscal 1996 were $26.9 million generated from operations, $31.0 million in proceeds from the issuance of long-term debt, $5.7 million of net deposits related to aircraft acquisitions, $4.1 million of proceeds from the sale of property and equipment and $2.2 million from the sale of available-for-sale securities. During fiscal 1996 the Company invested $48.5 million in flight equipment and $13.2 million in buildings, ground equipment and other assets. The Company also repurchased $4.2 million of its outstanding common stock, reduced long-term debt by $4.3 million and paid $2.6 million in cash dividends. These factors contributed to a $2.9 million decrease in cash and cash equivalents during fiscal 1996.

        The Company's position in available-for-sale securities, consisting primarily of bonds and commercial paper, has decreased to $19.1 million at March 31, 1996, compared to $21.3 million at March 31, 1995.

        The Company took delivery of seven new Brasilia aircraft during the year ended March 31, 1996 as part of the strategy to upgrade its fleet. At March 31, 1996, the Company had agreed to purchase 15 additional Brasilia aircraft and related spare parts inventory and support equipment at an aggregate cost of approximately $120 million, including estimated cost escalations. These aircraft are scheduled for delivery in fiscal 1997. The Company took delivery of four Canadair Regional Jets during the year ended March 31, 1996. There have been ten Regional Jets delivered to date.

        Depending in large part upon the state of the aircraft financing market and general economic conditions at the time, management will determine whether to purchase aircraft with available cash or acquire the aircraft through third-party, long-term lease arrangements. The Company also has options to acquire ten additional Brasilia aircraft at fixed prices (subject to cost escalation and delivery schedules) exercisable through fiscal 1999. Options to acquire an additional ten Canadair Regional Jets have been obtained and are exercisable at anytime with no expiration.

        The Company has significant long-term obligations primarily relating to its aircraft fleet. These leases are classified as operating leases and therefore are not reflected as liabilities in the Company's consolidated balance sheets. At March 31, 1996, the Company leased 65 aircraft, including Scenic Airlines aircraft, under leases with remaining terms of up to 16.5 years. Future minimum lease payments due under all long-term operating leases were approximately $378.5 million at March 31, 1996.

        At March 31, 1996, the Company had outstanding long-term debt, including current maturities, of approximately $60.0 million. All of the long-term debt was incurred in connection with the acquisition of Brasilia aircraft and is subject to subsidy payments through the export support program of the Federative Republic of Brazil. The interest rates on $14.4 million of the $60.0 million long-term debt are floating based on one month and three month LIBOR. The subsidy payments reduced the stated interest rates on the $60.0 million of long-term debt to an average effective rate of approximately
4.0 percent as of March 31, 1996. The debt is payable in installments through January 2006.

        The Company expended approximately $28.5 million for non-aircraft capital expenditures during the year ended March 31, 1996, consisting primarily of aircraft engine overhauls and aircraft modifications to be made pursuant to industry-wide FAA directives as well as Scenic Airlines' terminal and maintenance facilities.

        The Company has available $5.0 million in an unsecured bank line of credit with interest payable at the bank's base rate less one-quarter percent, which was 8.0 percent at March 31, 1996. The Company also has available $1.0 million in a revolving line of credit facility issued by the same bank and secured by a lien against the Company's corporate headquarters in St. George, Utah. The $1.0 million revolving facility bears interest at the bank's base rate plus one-half percent. The amount available under the facility will be reduced to $.5 million on December 1, 1996, and will expire on December 1, 1997.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To SkyWest, Inc.:

        We have audited the accompanying consolidated balance sheets of SkyWest, Inc. (a Utah corporation) and subsidiaries as of March 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SkyWest, Inc. and subsidiaries as of March 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1996 in conformity with generally accepted accounting principles.



Arthur Andersen LLP

Salt Lake City, Utah
May 24, 1996



REPORT OF MANAGEMENT

        The integrity and objectivity of the information presented in this Annual Report are the responsibility of SkyWest, Inc. management. The consolidated financial statements contained in this report have been audited by Arthur Andersen LLP, independent public accountants, whose report appears on this page.

        The Company maintains a system of internal controls that provides reasonable assurance as to the integrity and reliability of the financial statements, the safeguarding of its assets against loss or unauthorized use and the prevention and detection of fraudulent financial reporting.

        The Board if Directors pursues its responsibility for these statements through its Audit Committee, which consists solely of directors who are neither officers nor employees of the Company. The Audit Committee meets periodically with the independent public accountants, the internal auditors and representatives of management to discuss internal accounting control, auditing and financial reporting matters.


/s/ Jerry C. Atkin                      /s/ Bradford R. Rich

Jerry C. Atkin                          Bradford R. Rich
Chairman, President and                 Executive Vice President-Finance,
Chief Executive Officer                 Chief Financial Officer and Treasurer

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

                                                               March 31,
- ----------------------------------------------------------------------------
                                                            1996        1995
- ----------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
    Cash and cash equivalents                           $ 24,529    $ 27,416
    Available-for-sale securities                         19,097      21,309
    Receivables, less allowance for doubtful
        accounts of $221 in 1996 and $215 in 1995         12,893       7,004
    Inventories                                            8,923       7,179
    Other current assets                                  11,020       8,734
                                                        --------------------
        Total current assets                              76,462      71,642
                                                        --------------------

PROPERTY AND EQUIPMENT, AT COST:
    Aircraft and rotable spares                          171,840     127,004
    Buildings and ground equipment                        39,092      28,866
    Deposits on aircraft and rotable spares                3,603       9,265
    Rental vehicles                                        2,237       1,849
                                                        --------------------
                                                         216,772     166,984
    Less-accumulated depreciation and amortization       (71,701)    (56,743)
                                                        --------------------
                                                         145,071     110,241
                                                        --------------------

OTHER ASSETS                                               6,017       6,299
                                                        --------------------
                                                        $227,550    $188,182
                                                        --------------------


                 The accompanying notes are an integral part of
                       these consolidated balance sheets.


                                                                           March 31,
                                                                -------------------------------
                                                                   1996                   1995
                                                                --------                -------

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current maturities of long-term debt                          $  6,236                $  3,747

  Current portion of deferred credits                              1,614                     803

  Trade accounts payable                                          23,740                  13,789

  Accrued salaries, wages and benefits                             5,451                   4,647

  Taxes other than income taxes                                    1,330                   1,353

  Air traffic liability                                            1,485                   1,264

  Fleet restructuring accrual                                      3,788                      --
                                                                --------                --------

    Total current liabilities                                     43,644                  25,603
                                                                --------                --------

LONG-TERM DEBT, less current maturities                           53,736                  29,553
                                                                --------                --------
DEFERRED CREDITS, less current portion                                --                   2,308
                                                                --------                --------
DEFERRED INCOME TAXES PAYABLE                                     14,370                  13,034
                                                                --------                --------
COMMITMENTS AND CONTINGENT LIABILITIES (Notes 3 and 7)

STOCKHOLDERS' EQUITY:

  Preferred stock, 5,000,000 shares authorized; none issued           --                      --

  Common stock, no par value; 40,000,000 shares
    authorized; 11,521,808 and 11,468,056
    issued, respectively                                          88,183                  87,658

  Retained earnings                                               47,902                  46,117

  Treasury stock, at cost; 1,474,600 and 1,150,000
    shares, respectively                                         (20,285)                (16,091)
                                                                --------                --------

      Total stockholders' equity                                 115,800                 117,684
                                                                --------                --------
                                                                $227,500                $118,182
                                                                --------                --------

CONSOLIDATED STATEMENTS OF INCOME
(Dollars in thousands, except per share amounts)


                                                  For the years ended March 31,
   -------------------------------------------------------------------------------
                                                  1996         1995         1994
   -------------------------------------------------------------------------------
   OPERATING REVENUES:
      Passenger                                $ 205,034    $  177,588    $ 151,699
      Freight                                      4,291         3,802        3,099
      Public service and other                     2,159         2,401        2,411
      Non-airline                                 40,250        41,607       30,784
                                               ------------------------------------
          Total operating revenues               251,734       225,398      187,993
                                               ------------------------------------

   OPERATING EXPENSES:
      Flying operations                           85,117        68,135       52,256
      Aircraft, traffic and passenger service     32,522        28,218       22,621
      Maintenance                                 28,713        25,530       21,853
      Promotion and sales                         25,965        20,369       16,527
      Depreciation and amortization               15,392        11,896        8,967
      General and administrative                  11,962        11,605       12,306
      Fleet restructuring and transition           6,247            --           --
      Non-airline                                 40,106        39,304       28,783
                                               ------------------------------------
          Total operating expenses               246,024       205,057      163,313
                                               ------------------------------------
   OPERATING INCOME                                5,710        20,341       24,680
                                               ------------------------------------

   OTHER INCOME (EXPENSE):
      Interest expense                            (2,163)       (1,100)      (1,978)
      Interest income                              2,707         2,826        1,069
      Gain on sales of property and equipment        556           713           74
                                               ------------------------------------
          Total other income (expense), net        1,100         1,899         (835)
                                               ------------------------------------

   INCOME BEFORE PROVISION FOR INCOME TAXES        6,810        22,240       23,845
   PROVISION FOR INCOME TAXES                      2,444         8,539        9,449
                                               ------------------------------------
   NET INCOME                                  $   4,366    $   13,701    $  14,396
                                               ------------------------------------
   NET INCOME PER COMMON SHARE                 $     .42    $     1.23    $    1.46
                                               ------------------------------------
   WEIGHTED AVERAGE NUMBER OF
      COMMON SHARES OUTSTANDING                10,283,918   11,111,596    9,883,036
                                               ------------------------------------

 The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollars in thousands, except per share amounts)

                                                            Common Stock                    Treasury Stock
                                                        ----------------------          ----------------------          Retained
                                                        Shares          Amount          Shares          Amount          Earnings
- ----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MARCH 31, 1993                                8,055,618       $20,079                   -     $       -         $22,687
Net income                                                       -             -                   -             -          14,396
Exercise of common stock options
  (at prices ranging from $3.83 to $4.58 per share)        145,188           635                   -             -               -
Tax benefit from exercise of common stock options                -           861                   -             -               -
Sale of common stock                                     3,244,250        65,670                   -             -               -
Cash dividends (at $.15 per share)                               -             -                   -             -          (1,540)
                                                       ---------------------------------------------------------------------------

BALANCE AT MARCH 31, 1994                               11,445,056        87,245                   -              -         35,543
Net income                                                       -             -                   -              -         13,701
Exercise of common stock options
  (at prices ranging from $3.83 to $5.50 per share)         23,000           116                   -              -              -
Tax benefit from exercise of common stock options                -           228                   -              -              -
Compensation expense related to grant of
  stock options                                                  -            69                   -              -              -
Purchase of treasury stock                                       -             -          (1,150,000)       (16,091)             -
Cash dividends (at $.28 per share)                               -             -                   -              -         (3,127)
                                                       ---------------------------------------------------------------------------

BALANCE AT MARCH 31, 1995                               11,468,056        87,658          (1,150,000)       (16,091)        46,117
Net income                                                       -             -                   -              -              -
Exercise of common stock options
  (at prices ranging from $3.83 to $5.50 per share)         27,500           114                   -              -              -
Sale of common stock under
  employee stock purchase plan                              26,252           287                   -              -              -
Tax benefit from exercise of common stock options                -            41                   -              -              -
Compensation expenses related to grant of
  stock options                                                  -            83                   -              -              -
Purchase of treasury stock                                       -             -            (324,600)        (4,194)             -
Cash dividends (at $.25 per share)                               -             -                   -              -         (2,581)
                                                       ---------------------------------------------------------------------------

BALANCE AT MARCH 31, 1996                               11,521,808       $88,183          (1,474,600)      $(20,285)       $47,902
                                                       ===========================================================================




 The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

                                                                                        For the years ended March 31,
- -------------------------------------------------------------------------------------------------------------------------
                                                                                         1996          1995          1994
- -------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                           $  4,366      $ 13,701      $ 14,396
Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization                                                      15,392        11,896         8,967
    Compensation expense related to grant of stock options                                 83            69             -
    Gain on sales of property and equipment                                              (556)         (173)          (74)
    Increase in allowance for doubtful accounts                                             6            71             1
    Maintenance expense related to disposition of rotable spares                          173           240           165
    Deferred income taxes                                                               1,336         2,050         5,047
    Amortization of deferred credits                                                   (1,497)         (817)         (818)
    Non-airline depreciation and amortization                                           2,742         2,090         1,589
    Tax benefit from exercise of common stock options                                      41           228           861
    Changes in operating assets and liabilities:
        (Increase) decrease in receivables                                             (5,895)        2,721        (1,467)
        (Increase) decrease in inventories                                             (1,744)       (1,305)          218
        Increase in other current assets                                               (2,286)       (5,267)       (1,643)
        Increase in trade accounts payable                                              9,951         3,762         4,222
        Increase in fleet restructuring accrual                                         3,788             -             -
        Increase in other current liabilities                                           1,005           692         1,337
                                                                                     ------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                              26,905        29,958        32,801
                                                                                     ====================================

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of available-for-sale securities                                               -        (9,760)       (9,385)
    Proceeds from sale of available-for-sale securities                                 2,212             -             -
    Acquisition of property and equipment:
        Aircraft and rotable spares                                                   (48,508)      (23,538)      (35,916)
        Deposits on aircraft and rotable spares                                        (3,053)       (7,653)       (5,382)
        Buildings and ground equipment                                                (10,281)       (5,851)       (2,799)
        Rental vehicles                                                                (2,842)       (2,229)       (1,548)
    Proceeds from sales of property and equipment                                       4,114         1,370           861
    Decrease in deposits on aircraft and rotable spares                                 8,715         4,275         1,000
    Increase in other assets                                                             (447)          (38)       (5,089)
                                                                                     ------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                                 (50,090)      (43,424)      (58,258)
                                                                                     ====================================

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from issuance of common stock                                                401           116        66,305
    Purchase of treasury stock                                                         (4,194)      (16,091)            -
    Payment of cash dividends                                                          (2,581)       (3,127)       (1,540)
    Reduction of long-term debt                                                        (4,329)       (3,534)      (18,751)
    Proceeds from issuance of long-term debt                                           31,001         7,116        26,012
                                                                                     ------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                                    20,298       (15,520)       72,026
                                                                                     ====================================

(Decrease) increase in cash and cash equivalents                                       (2,887)      (28,986)       46,569
Cash and cash equivalents at beginning of year                                         27,416        56,402         9,833
                                                                                     ------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                             $ 24,529      $ 27,416      $ 56,402
                                                                                     ====================================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
    Cash paid during the year for:
        Interest                                                                     $  2,060      $  1,074      $  2,074
        Income taxes                                                                    3,090         6,917         5,287

                 The accompanying notes are an integral part of
                         these consolidated statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

        The accompanying consolidated financial statements include the accounts of SkyWest, Inc. (a Utah corporation) and its wholly owned subsidiaries, SkyWest Airlines, Inc., National Parks Transportation, Inc. and Scenic Airlines, Inc., collectively (the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

AVAILABLE-FOR-SALE SECURITIES

        Effective April 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Investments in Debt and Equity Securities" ("SFAS No. 115"). The adoption of SFAS No. 115 had no effect on net income. In accordance with the provisions of SFAS No. 115, all of the Company's investments in debt and equity securities have been classified as available-for-sale securities and are recorded at fair market value. Significant unrealized holding gains and losses will be recorded as a separate component of stockholders' equity.

INVENTORIES

        Inventories include expendable parts, fuel and supplies and are valued at weighted average cost less an allowance for obsolescence. Expendable parts are charged to expense as used.

INCOME TAXES

        The Company recognizes a liability or asset for the deferred tax consequences of all temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the assets and liabilities are recovered or settled. Investment tax credits have been accounted for by the flow-through method. As of March 31, 1996 and 1995, the Company had recorded current deferred tax assets of $3,228,000 and $1,476,000, respectively (which are included in other current assets), and deferred income taxes payable of $14,370,000 and $13,034,000, respectively.

PROPERTY AND EQUIPMENT

        Property and equipment are stated at cost and depreciated over their useful lives to their estimated residual values using the straight-line method as follows:

                ----------------------------------------------------
                Aircraft and rotable spares             3-14 years
                Buildings and ground equipment          3-31.5 years
                Rental vehicles                         4 years

MAINTENANCE

        The Company operates under an FAA approved continuous inspection and maintenance program. The cost of maintenance is charged to expense when incurred. The Company uses the deferred method of accounting for EMB-120 engine overhauls and uses the accrual method of accounting for regional jet engine overhauls.

PASSENGER AND FREIGHT REVENUES

        Passenger and freight revenues are recognized when service is provided. Passenger tickets sold but not used and the liability to other airlines are recorded as air traffic liability.

NET INCOME PER COMMON SHARE

        Net income per common share is calculated using the weighted average number of common shares outstanding during the year. No material dilution results from common stock equivalents which are outstanding options to purchase common stock.

FAIR VALUE OF FINANCIAL INSTRUMENTS

        The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, available-for-sale securities, receivables and accounts payable approximate fair values because of the immediate or short-term maturity of these financial instruments. The fair value of the Company's long-term debt is estimated based on current rates offered to the Company for similar debt and approximates $58,121,000 as of March 31, 1996, as compared to the carrying amount of $59,972,000.

RECENT ACCOUNTING PRONOUNCEMENT

        In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121"). SFAS No. 121 is effective for fiscal years beginning after December 15, 1995. Management does not expect that the adoption of SFAS No. 121 will have a material impact on the Company's financial position or results of operations.

(2) ACQUISITION OF FLIGHT TOUR OPERATIONS OF SCENIC AIRLINES, INC. AND SEGMENT INFORMATION

ACQUISITION

        On April 9, 1993, the Company, through its wholly-owned subsidiary Aviation Services West, Inc. ("ASW"), entered into an agreement to acquire certain assets of the flight tour operations (the "Flight Tour Operations") of an entity then known as Scenic Airlines, Inc. (such assets are defined herein as "Scenic Airlines") located in Las Vegas, Nevada. Scenic Airlines provided air transportation and air tours on a scheduled basis between Las Vegas and the Grand Canyon. On June 15, 1993, the acquisition was consummated and was accounted for using the purchase method. The purchase price was allocated to the following assets (in thousands):

                ------------------------------------------------------
                License agreement and noncompete agreement      $4,000
                Receivables                                      1,342
                Equipment                                          488
                Inventory and other                                311
                                                                ------
                                                                $6,141
                                                                ======

        In addition, the agreement included a commitment by ASW, which at the time of the acquisition leased four Twin Otter VistaLiner aircraft, to lease an additional 14 VistaLiner aircraft pursuant to renewable operating leases with terms ranging between one to six years. Since the acquisition occurred in the first quarter of fiscal year 1994, the pro forma impact would not differ significantly from the actual results reported.

        Subsequent to the acquisition, ASW changed its name to Scenic Airlines, Inc. and has continued the flight tour operations acquired from Scenic Airlines as well as the flight tour business conducted by ASW prior to the acquisition.

SEGMENT INFORMATION

        Non-airline operating revenues and expenses primarily represent the operations of Scenic Airlines, Inc. ("Scenic") and National Parks Transportation, Inc. ("NPT"), both wholly-owned subsidiaries of SkyWest, Inc. Scenic provides air tours and general aviation services to the scenic regions of northern Arizona, southern Utah and southern Nevada, commonly referred to as the "Grand Circle." The primary aircraft used to accomplish scenic tours are 19-passenger deHavilland Twin Otter VistaLiners. NPT provides car rental services through a fleet of Avis vehicles located at five airports served by SkyWest Airlines, Inc.

        Information related to this segment of the Company's business is as follows (in thousands):

                                                    For the Year Ended March 31,
                                        ---------------------------------------
                                           1996            1995            1994
        -----------------------------------------------------------------------
        Operating revenues              $40,250         $41,607         $30,784
        Operating income                    144           2,303           2,001
        Depreciation and amortization     2,742           2,090           1,589
        Capital expenditures             14,209           5,613           3,939

                                                 As of March 31,
                                        -----------------------
                                           1996            1995
        -------------------------------------------------------
        Identifiable assets             $28,209         $20,135

(3) LEASE OBLIGATIONS

        The Company leases 65 aircraft as well as airport facilities, office space and various other property and equipment under noncancelable operating leases which are generally on a long-term net rent basis where the Company pays taxes, maintenance, insurance and certain other operating expenses applicable to the leased property. Management expects that, in normal course of business, leases that expire will be renewed or replaced by other leases. The following summarizes future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of March 31, 1996 (in thousands):

        Year ending March 31,
        ----------------------------------------
        1997                            $ 35,719
        1998                              32,563
        1999                              32,310
        2000                              31,276
        2001                              29,780
        Thereafter                       216,829
                                        --------
                                        $378,477
                                        ========

        Total rental expense for noncancelable operating leases was approximately $31,369,000, $27,494,000 and $21,299,000 for the years ended
March 31, 1996, 1995 and 1994, respectively.

        The above minimum rental payments do not include landing fees, which amounted to approximately $4,460,000, $4,145,000 and $3,433,000 for the years ended March 31, 1996, 1995 and 1994, respectively.

(4) INCOME TAXES

        The provision for income taxes includes the following components (in thousands):

                                                          Year Ended March 31,
                                                        ----------------------
                                                          1996    1995    1994
- ------------------------------------------------------------------------------
Current tax provision:
  Federal                                               $2,656  $4,893  $6,132
  State                                                    204   1,119   1,402
                                                        ----------------------
                                                         2,860   6,012   7,534
                                                        ----------------------
Deferred tax (benefit provision:
  Federal                                                 (348)  2,041   1,363
  State                                                    (68)    486     350
  Impact of federal rate increase on deferred taxes          -       -     202
                                                        ----------------------
                                                          (416)  2,527   1,915
                                                        ----------------------
Provision for income taxes                              $2,444  $8,539  $9,449
                                                        ======================

        The following is a reconciliation between the statutory Federal income tax rates (at a blended rate of 34 percent on taxable income up to $10,000,000 and 35 percent for taxable income in excess of $10,000,000) and the effective rate which is derived by dividing the provision for income taxes by income before provision for income taxes (in thousands).

                                                          Year Ended March 31,
                                                        ----------------------
                                                          1996    1995    1994
- ------------------------------------------------------------------------------
Computed "expected" provision for income taxes
  at the statutory rate                                 $2,315  $7,684  $8,246
Increase (decrease) in income taxes resulting from:
  State income taxes, net of Federal income
    tax benefit                                            292     727     911
  Other, net                                              (163)    128     292
                                                        ----------------------
Provision for income taxes                              $2,444  $8,539  $9,449
                                                        ======================

        The components of the net deferred tax assets and liabilities as of March 31, 1996 and 1995, are as follows (in thousands):

                                              1996             1995
- -------------------------------------------------------------------
Deferred tax assets:
  Inventory reserves                        $    222       $    222
  Vacation accrual                               905            747
  Air traffic liability reserves                 340            340
  Workers compensation accrual                   251             80
  Engine accrual                               1,343            512
  AMT credit carryforward                      2,766            752
  Fleet restructuring accrual                  1,515             -
  Other                                          392            289
                                            -----------------------
  Total deferred tax assets                    7,734          2,942
                                            -----------------------
Deferred tax liabilities:
  Accelerated depreciation                   (17,505)       (13,517)
  Preoperating costs                            (278)          (371)
  Other                                       (1,093)          (612)
                                            -----------------------
Total deferred tax liabilities              $(18,876)      $(14,500)
                                            -----------------------
Net deferred tax liability                  $(11,142)      $(11,558)
                                            =======================

(5)  LONG-TERM DEBT

        Long-term debt as of March 31, 1996 and 1995, consists of the following (in thousands):

- -----------------------------------------------------------------------------------------------------------------------
Note payable to bank, due in quarterly installments of $177,906 plus interest
  at 8.58% through March 2005, secured by aircraft                                                 $ 6,405      $ 7,116
Note payable to bank, due in quarterly installments of $167,246 plus interest based on
  three month LIBOR (7.1% at March 31, 1996) through September 2003, secured by aircraft             5,017        5,686
Note payable to bank, due in monthly installments of $77,265 including interest
  at 7.33% through June 2003, secured by aircraft                                                    5,203        5,728
Note payable to bank, due in monthly installments of $54,702 plus interest based on one
  month LIBOR (7.13% at March 31, 1996) through June 2003, secured by aircraft                       4,759        5,416
Note payable to finance company, due in quarterly installments of $155,000 plus interest based
  on three month LIBOR (7.19%) at march 31, 1996) through July 2003, secured by aircraft             4,650        5,270
Note payable to bank, due i semi-annual installments of $270,186 plus interest at
  8.5% through May 2002, secured by aircraft                                                         3,513        4,053
Note payable to bank, due in monthly installments of $91,290 including interest at
  7.37% through October 2005, secured by aircraft                                                    7,513            -
Note payable to finance company, due in monthly installments of $90,394 including interest at
  6.95% through December 2005, secured by aircraft                                                   7,666            -
Note payable to finance company, due in monthly installments of $88,737 including interest at
  6.7% through January 2006, secured by aircraft                                                     7,654            -
Note payable to bank, due in monthly installments of $64,319 plus interest at
  6.36% through November 200, with balance due December 2000, secured by aircraft                    7,590            -
Other                                                                                                    2           31
                                                                                                   --------------------
                                                                                                    59,972       33,300
Less--current maturities                                                                            (6,236)      (3,747)
                                                                                                   --------------------
                                                                                                   $53,736      $29,553
                                                                                                   ====================

The aggregate amounts of principal maturities of long-term debt as of March 31, 1996, are as follows (in thousands):

            Year ending March 31,
            --------------------------------------------
            1997................................ $ 6,236
            1998................................   6,399
            1999................................   6,577
            2000................................   6,768
            2001................................   6,973
            Thereafter.......................... $27,019
                                                 -------
                                                 $59,972
                                                 =======

    The Company has approximately $60.0 million of long-term debt that has been incurred in connection with the acquisition of Brasilia aircraft and is subject to subsidy payments through the export support program of the Federative Republic of Brazil. The subsidy payments reduced the stated interest rates to an average effective rate of approximately 4.0 percent at March 31, 1996.

    As of March 31, 1996, the Company had available $5,000,000 in an unsecured bank line of credit with interest payable at the bank's base rate less one-quarter percent, which was 8.00 percent at March 31, 1996. In addition, as of March 31, 1996, the Company had available $1,000,000 in a reducing, revolving line of credit facility bearing interest at the bank's base rate plus 1/2 percent and secured by a lien against the Company's corporate headquarters in St. George, Utah. The amount available under the revolving facility reduces to $500,000 on the first day of December 1, 1996, and expires December 1, 1997.

    The Company has a note payable arrangement that contains, among other things, a limitation on minimum tangible net worth. As of March 31, 1996, the Company was in compliance with all the debt covenants.

(6) RETIREMENT PLAN AND EMPLOYEE STOCK PURCHASE PLAN

RETIREMENT PLAN
    The Company sponsors the SkyWest Airlines Employees Retirement Plan
(the "Plan"). Employees who have completed one year of service and are 21 years of age are eligible for participation in the Plan. Employees may elect to make contributions to the Plan. The Company matches 100 percent of such contributions up to 2 percent, 4 percent or 6 percent of the individual participant's compensation, based upon length of service. Additionally, a discretionary contribution may be made by the Company. The Company contributed $1,728,000, $1,869,000 and $1,646,000 to the Plan for the years ended March 31,
1996, 1995 and 1994, respectively.

EMPLOYEE STOCK PURCHASE PLAN
    On February 7, 1995, the Company's Board of Directors approved the
SkyWest, Inc. 1995 Employee Stock Purchase Plan ("the Stock Purchase Plan") which became effective July 1, 1995. All employees who have completed 90 days of employment are eligible to participate, except officers who are highly compensated employees under Section 414(q) of the Internal Revenue Code. The Stock Purchase Plan enables employees to purchase shares of the Company's common stock at a 15 percent discount through payroll deductions. Employees can contribute two to 15 percent of their base pay, not to exceed $21,250, each calendar year for the purchase of shares. During the year ended March 31, 1996, 26,252 shares of common stock were purchased under the plan for $287,000 and as of March 31, 1996, $162,000 had been withheld for the future purchase of shares. Shares are purchased semi-annually at the lower of the beginning or the end of the period price. Employees can terminate from the Stock Purchase Plan at anytime upon written notice.

(7) COMMITMENTS AND CONTINGENT LIABILITIES

PURCHASE COMMITMENTS
    At March 31, 1996, the Company had agreed to purchase 15 Brasilia aircraft and related spare parts inventory and support equipment at an aggregate future cost of approximately $120 million including estimated cost escalations. These 15 aircraft are scheduled to be delivered in fiscal year 1997.

    The Company will determine whether to finance the acquisition of the above aircraft through third party long-term loans or lease arrangements based upon circumstances existing immediately prior to each acquisition. The Company has options to acquire 10 additional Brasilia aircraft at fixed prices (subject to cost escalation and delivery schedules). These options are exercisable through fiscal year 1999. The Company also has options to acquire an additional ten Canadair Regional Jets and are exercisable at any time with no expiration.

LEGAL MATTERS
        The Company is the subject of certain legal actions, which it considers routine to its business activities. As of March 31, 1996, management believes that any potential liability to the Company under such actions will not materially effect the Company's financial position or results of operations.

STANDBY LETTERS OF CREDIT
        As of March 31, 1996, the Company has outstanding letters of credit totaling approximately $1,408,000 in order to comply with requirements of certain airports, port authorities and workers compensation agreements.

CASH AND CASH EQUIVALENTS
        As of March 31, 1996, the Company has demand deposits and money market accounts totaling approximately $319,000 with First Interstate Bank, $1,999,000 with Bank of America, $579,000 with Banc One and $7,146,000 with Zions First National Bank. These balances exceed the $100,000 limit for insurance by the Federal Deposit Insurance Corporation.

(8) STOCK OPTIONS
        Effective April 16, 1991, the Company's Board of Directors and Stockholders approved a merger of the previously existing incentive and nonqualified stock option plans into the SkyWest, Inc. Amended and Combined Incentive and Non-statutory Stock Option Plan ("the Option Plan"). The Option Plan provides for the issuance of a maximum of 1,500,000 shares of common stock to officers, directors and other key employees. The Option Plan is administered by the Board of Directors who designate option grants as either incentive or non-statutory. Incentive stock options will be granted at not less than 100% of the market value of the underlying common stock on the date of grant. Non-statutory stock options will be granted at a price as determined by the Board of Directors. Both types of options are exercisable for the period as defined by the Board of Directors at the date granted; however, no stock option will be exercisable before six months have elapsed from the date it is granted and no incentive stock option shall be exercisable after ten years from the date of grant. The following table summarizes the stock option activity for fiscal years 1996, 1995 and 1994.

                                                Number of          Price Per
                                                 Options         Share Range
                                                -----------------------------
Outstanding at March 31, 1995                    246,397         $3.83-$5.50
    Granted                                      127,000              $16.67
    Exercised                                   (145,188)        $3.83-$4.58
                                                -----------------------------
Outstanding at March 31, 1994                    228,749        $3.83-$16.67
    Granted                                      250,500       $13.75-$33.25
    Exercised                                    (23,000)        $3.83-$5.50
    Canceled                                      (2,500)      $16.67-$33.25
                                                -----------------------------
Outstanding at March 31 1995                     453,749        $3.83-$33.25
    Granted                                      105,000       $15.00-$23.00
    Exercised                                    (27,500)        $3.83-$5.50
                                                -----------------------------
Outstanding at March 31, 1996                    531,249        $5.50-$33.25
                                                =============================


        As of March 31, 1996, there are 537,188 shares available for future grant of shares of common stock upon the exercise of stock option under the Option Plan.

(9)  DEFERRED CREDITS

        In order to assist the Company in integrating new aircraft into its fleet, certain manufacturers provide the Company with cash or credits for spare parts. With respect to purchased aircraft, these amounts reduce the capitalized cost of the aircraft. With respect to leased aircraft (operating leases), the Company has deferred these amounts and amortizes them over the terms of the related aircraft leases as a reduction of rent expenses. Amounts amortized during the years ended March 31, 1996, 1995 and 1994 were $1,497,000, $817,000 and $818,000 respectively.

(10)  RELATED-PARTY TRANSACTIONS

        The Company and Delta Air Lines, Inc. ("Delta") operate under a joint marketing and code-sharing agreement under which the Company uses the Delta two letter designator code (DL) in displaying its schedules on all flights in the automated airline reservation systems used throughout the industry. During the year ended March 31, 1996, the Company entered into a code-sharing agreement with Continental Airlines, Inc. ("Continental") under which the Company uses the Continental two letter designator code (CO) in displaying schedules on certain flights in the automated airline registration system.

        As of March 31, 1996, Delta owned 1,553,899 shares of common stock which represents approximately 13 percent of the outstanding common stock of the Company. The Company leases various terminal facilities from Delta and Delta provides certain services to the Company, including advertising, reservation and ground handling services. Expenses paid to Delta under these agreements were approximately $9,181,000, $5,024,000, and $3,493,000 during the years ended March 31, 1996, 1995 and 1994, respectively.

        The Company had a net receivable from Delta of $2,761,000 as of March 31, 1996, and a net payable to Delta of $941,000 as of March 31, 1995. The Company had a net receivable from Continental of $414,000 as of March 31, 1996.

(11)  COMMON STOCK

STOCK OFFERINGS

        On June 21, 1993, the Company completed a public offering of 1,875,000 shares of common stock which generated net proceeds of $28,802,000 after deducting underwriting commissions and other expenses. On July 7, 1993, the underwriters executed an overallotment option for 219,250 shares of common stock which generated net proceeds of $3,412,000 after deducting underwriting commissions. On February 16, 1994, the Company completed another public offering of 1,150,000 shares of common stock which generated net proceeds of $33,456,000 after deducting underwriting commissions and other expenses. A portion of the proceeds were used to fund the acquisition of Scenic Airlines and to pay off certain long-term debt. The balance is being used for general corporate purposes.

PURCHASE OF TREASURY STOCK

        On November 23, 1994, the Company's Board of Directors approved the purchase of up to 1,150,000 shares of the Company's outstanding common stock. The total shares were purchased during the year ended March 31, 1995 at an average price of $13.98. On February 7, 1995, the Company's Board of Directors approved the purchase of up to 500,000 shares of the Company's outstanding common stock. On February 6, 1996, the Company's Board of Directors approved the purchase of up to an additional 500,000 shares of the Company's outstanding stock. During the year ended March 31, 1996, 324,600 shares were purchased at an average price of $12.92.

SUBSEQUENT CASH DIVIDEND

        On May 7, 1996, the Company's Board of Directors declared a special cash dividend of $.08 per share payable to stockholders of record on June 5, 1996, distributable June 21, 1996.

(12)  FLEET RESTRUCTURING AND TRANSITION EXPENSE

        During fiscal 1996, the Company's management developed a fleet restructuring and transition plan whereby all remaining Fairchild Metroliner III aircraft will be replaced by Brasilia aircraft. As a result, the Company incurred approximately $2.5 million in the current fiscal year of charges related to crew training, hiring new flight attendants, accelerated aircraft maintenance charges and engine overhauls associated with the early termination of Metroliner leases. The Company's management also accrued $3.8 million in the fourth quarter of fiscal 1996 related to charges to be incurred in fiscal 1997. The charges accrued consist primarily of accelerated aircraft maintenance and engine overhauls to meet lease return requirements, inventory write downs for Metro III aircraft parts, lease payments and insurance for parking certain Metro III aircraft prior to their lease termination dates. The total expenses of $6.2 million, less approximately $.8 million for crew training, have been determined to be one-time non-recurring charges and have been classified as fleet restructuring and transition expense in the accompanying consolidated financial statements.